SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer’s CNPJ/MF) 33.042.730/0001 ID-04
( Corporate Registry ID (NIRE) 3330001159-5

ANNUAL GENERAL MEETING
CALL NOTICE

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are summoned to attend an Annual General Meeting to be held on April 18, 2008, at 11:00 a.m., at the headquarters, located at Rua São José nº 20 - Grupo 1602, Centro, in the city and state of Rio de Janeiro, in order to resolve on the following Agenda:

1. Examine the management accounts, analyze, discuss and vote on the Financial Statements and the Management Report, related to the year ended on December 31, 2007.

2. Resolve on the management proposal referring to the capital budget for 2008 and the allocation of net income for the fiscal year ended on December 31, 2007 and reserves retained.

3. Elect the members of the Board of Directors.

4. Determine the annual global compensation of management.

Pursuant to provision of CVM Rule 165, as of December 11, 1991, amended by CVM Rule 282, as of June 26, 1998, a minimum of 5% of the Company’s capital is necessary tovoting request the adoption of multiple vote.

We request to Shareholders whose shares are held under custody to present the documents provided for in section II of article 126 of Law 6,404/76, as well as to those intending to be represented by an attorney-in-fact, to observe the content in paragraph 1 of said article and to deposit at the Company’s headquarters, representation at the general meeting referred to herein, at least, two (2) business days prior to the date scheduled for the meeting.

The documentation related to the matters included in the Agenda is available to shareholders, as of this date at arters the and on theCompany’shomepages of the Brazilianheadqu Securities and Exchange Commission and the São Paulo Stock Exchange – Bovespa.

Rio de Janeiro, April 2, 2008.

Benjamin Steinbruch
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 03, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.